FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Chile S.A.

Securities Registration Record N° 1139

                                                                                                                             Santiago, April 25, 2018

                                                                                                                             Ger. Gen. N° 25 /2018

Mr. Joaquín Cortez Huerta.

President

Financial Market Commission

Av. Libertador General Bernardo O’ Higgins N° 1449

Santiago

                                                                                                                 Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10 under Chilean Securities Market Law N° 18,045, and as established under Chilean General Norm N°30 of the Superintendence, and as duly authorized on behalf of Enel Chile S.A. (the “Company”), I hereby inform you as significant event that at the Ordinary Shareholders Meeting held today, it was agreed to distribute a minimum mandatory dividend (from which the interim dividend paid in January 2018 deducted) and an additional dividend totalizing Ch$192,160,453,281.

Given that the above-mentioned interim dividend has already been paid, the distribution and payment of the remnant of the final dividend shall be for a total of Ch$155,025,509,218.

As set forth in Circular Letter No. 660/86, I enclose herewith, the two forms related to the above-mentioned final dividend.

Sincerely yours,

Nicola Cotugno

Chief Executive Officer

c.c.:      Bolsa de Comercio de Santiago (Santiago Stock Exchange)

             Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

             Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

             Comisión Clasificadora de Riesgos (Risk Classification Comisión)

Banco Santander Santiago - Representantes Tenedores de Bonos (Bondholders Representative)

             Depósito Central de Valores (Central Securities Depositary)

Enel Chile S.A. - Teléfono (56) 22 353 4400  - Santiago de Chile

FINANCIAL MARKET COMMISSION

CHILE

INTERNAL USE ONLY:

FORM N°1

DIVIDEND DISTRIBUTION

0.01 Original Information : YES (YES/NO) 0.02 Dispatch Date : 04/25/2018 (MM/DD/YY)

1. IDENTIFICATION OF THE COMPANY AND TRANSACTION

                                                                                                                       Dispatch date

1.01 Tax Number                              : 76,536,353-5.                              1.02 Original Form. : 04/25/2018 (MM/DD/YY)

1.03 Company:   ENEL CHILE S.A.

1.04 N° Securities Registry N°:   1139                                                1.05 Affected series:  UNIQUE

1.06 Stock Exchange Code:   ENELCHILE                                               07  Individualization of the movement :  5_

2. AGREEMENT AND AMOUNT OF THE DIVIDEND

2.01 Agreement Date      : 04/25/2018 (MM/DD/YY)

2.02 Agreement Settlement: 1 (1: Ordinary Shareholders Meeting / 2: Extraordinary Shareholders Meeting /3: Board Meeting )

2.03 Dividend Amount: Ch $87,345,660,582.-                                                2.04 Type of currency  : Ch$ .

3. SHARES AND SHAREHOLDERS WITH RIGHT

3.01 Number of shares : ---------- 3.02 Closing date: 05/12/2018 (MM/DD/YY)

Enel Chile S.A. - Teléfono (56) 22 353 4400  - Santiago de Chile

4. CHARACTERISTICS OF THE DIVIDEND

4.01 Type of dividend: _ 3_ (1: Interim / 2: Definitive minimum by law  / 3 Definitive additional or eventual)

4.02 Year ended :  12/31/17 (MM/DD/YY)

4.03 Form of Payment :   1_     (1: Cash / 2: Optional in cash or shares of the issuance / 3: Optional in cash or other companies / 4: Other)

5. PAYMENT OF THE DIVIDEND IN CASH (In cash or optional cash or shares)

5.01 Payment in cash : Ch$ ------------ per share 5.02 Currency type: Ch$ 5.03 Payment date : 05/18/18 (MM/DD/YY)

6. DISTRIBUTION OF THE OPTIONAL DIVIDEND IN SHARES

6.01 Starting date                     :      /    /     (MM/DD/YY)

6.02 Expiration Option Date   :      /    /     (MM/DD/YY)

6.03 Date of the distribution of shares  :      /    /     (MM/DD/YY)

6.04 Series to choose               :                                 (Only if the option is based on shares of own issuance)

6.05 Shares post movement   :                                 (Only if the option is based on shares of own issuance)

6.06 Tax No. Of the issuer       :                        (Only of the option is based in shares of which the Company owns)

6.07 Ticker local Exchange      :                        .

6.08 Factor of shares   :                           shares to be received by one share with right

6.09 Share price            :                     /share.                                                   6.10 Currency type: Ch$.

Enel Chile S.A. - Teléfono (56) 22 353 4400  - Santiago de Chile

7. COMMENTS

Tax Effects: The Tax Credit that this dividend could have will be announced promptly to the shareholders.

Dividend: This dividend, equivalent to 19.37127% of the net income for the fiscal year 2017, will be pay with the net income of that year, with the interim dividend already paid, equivalent to 10.62873% of net income of the aforementioned year, constitutes the mandatory minimum dividend of 30% of net income for 2017.

Hour, Place and Payment procedures: To all shareholders with their corresponding authorization, the dividend will be transferred into the bank account or savings account of the shareholder. To the shareholders who requested to have their dividend sent by mail, it will be sent by nominative check or bank draft, by certified mail, to the shareholder address registered in the Shareholders’ Registration. To shareholders who get their checks or bank draft directly, they must withdraw it during bank business days starting from May 18th, 2017, at DCV Registros S.A offices, in its capacity as administrator of the Enel Chile S.A. Shareholders’ Registration, or any of the Banco de Crédito e Inversiones, BCI, branch offices all along the country from Monday to Friday, from 9:00 to 14:00.This last mode will be also used for all those shareholders who have not expressly requested a form of payment and for all whose bank accounts have been objected by the bank in a verification process prior to payment. In cases where the check or bank draft have been returned by the post office to DCV Registros S.A., they shall remain under their custody until they are withdrawn or requested by the shareholders.

Newspaper and Publication Date: The publication of the dividend announcement shall be made in the newspaper      El Mercurio de Santiago, on May 7th, 2018.

Type of Entity: Publicly Held Limited Liability Stock Company.

Dividend per share: The dividend per share to be distributed by the Company will be informed later to the shareholders and to the market, once the definitive number of shares that will be entitled to receive the aforementioned dividend is determined. The foregoing, since at this date, the subscription and payment of certain shares corresponding to shareholders or third parties who decided to exercise their pre-emptive subscription rights during the pre-emptive subscription period of 30 days elapsed between February 15th, 2018 and March 16th, 2018 it’s still pending; and there are some shareholders who, despite having exercised their withdrawal right, have not yet claimed the corresponding price.

Declaration: "The information contained in this form is exact and correct, therefore I assume the corresponding legal responsibility”.

SIGNATURE OF THE LEGAL REPRESENTATIVE: __________________________

NAME OF THE LEGAL REPRESENTATIVE: NICOLA COTUGNO

Enel Chile S.A. - Teléfono (56) 22 353 4400  - Santiago de Chile

FINANCIAL MARKET COMMISSION

CHILE

INTERNAL USE ONLY:

FORM N°1

DIVIDEND DISTRIBUTION

0.01 Original Information : YES (YES/NO) 0.02 Dispatch Date : 04/25/2018 (MM/DD/YY)

1. IDENTIFICATION OF THE COMPANY AND TRANSACTION

                                                                                                                       Dispatch date

1.01 Tax Number                              : 76,536,353-5.                              1.02 Original Form. : 04/25/2018 (MM/DD/YY)

1.03 Company:   ENEL CHILE S.A.

1.04 N° Securities Registry N°:   1139                                                1.05 Affected series:  UNIQUE

1.06 Stock Exchange Code:   ENELCHILE                                               07  Individualization of the movement :  5_

2. AGREEMENT AND AMOUNT OF THE DIVIDEND

2.01 Agreement Date      : 04/25/2018 (MM/DD/YY)

2.02 Agreement Settlement: 1 (1: Ordinary Shareholders Meeting / 2: Extraordinary Shareholders Meeting /3: Board Meeting )

2.03 Dividend Amount: Ch $67,679,848,636.-                                                2.04 Type of currency  : Ch$.

3. SHARES AND SHAREHOLDERS WITH RIGHT

3.01 Number of shares : -------------------- 3.02 Closing date: 05/12/2018 (MM/DD/YY)

Enel Chile S.A. - Teléfono (56) 22 353 4400  - Santiago de Chile

4. CHARACTERISTICS OF THE DIVIDEND

4.01 Type of dividend: _ 2_ (1: Interim / 2: Definitive minimum by law  / 3 Definitive additional or eventual)

4.02 Year ended :  12/31/17 (MM/DD/YY)

4.03 Form of Payment :   1_     (1: Cash / 2: Optional in cash or shares of the issuance / 3: Optional in cash or other companies / 4: Other)

5. PAYMENT OF THE DIVIDEND IN CASH (In cash or optional cash or shares)

5.01 Payment in cash: Ch$ --------- per share. 5.02 Currency type: Ch$ 5.03 Payment date : 05/18/18 (MM/DD/YY)

6. DISTRIBUTION OF THE OPTIONAL DIVIDEND IN SHARES

6.01 Starting date                     :      /    /     (MM/DD/YY)

6.02 Expiration Option Date   :      /    /     (MM/DD/YY)

6.03 Date of the distribution of shares  :      /    /     (MM/DD/YY)

6.04 Series to choose               :                                 (Only if the option is based on shares of own issuance)

6.05 Shares post movement   :                                 (Only if the option is based on shares of own issuance)

6.06 Tax No. Of the issuer       :                        (Only of the option is based in shares of which the Company owns)

6.07 Ticker local Exchange      :                        .

6.08 Factor of shares   :                           shares to be received by one share with right

6.09 Share price            :                     /share.                                                   6.10 Currency type: Ch$.

Enel Chile S.A. - Teléfono (56) 22 353 4400  - Santiago de Chile

7. COMMENTS

Tax Effects: The Tax Credit that this dividend could have will be announced promptly to the shareholders.

Dividend: This dividend will be charged to the net income for the fiscal year 2017 and corresponds to the 25% of the net income as of December 31, 2017.

Hour, Place and Payment procedures: To all shareholders with their corresponding authorization, the dividend will be transferred into the bank account or savings account of the shareholder. To the shareholders who requested to have their dividend sent by mail, it will be sent by nominative check or bank draft, by certified mail, to the shareholder address registered in the Shareholders’ Registration. To shareholders who get their checks or bank draft directly, they must withdraw it during bank business days starting from May 18th, 2017, at DCV Registros S.A offices, in its capacity as administrator of the Enel Chile S.A. Shareholders’ Registration, or any of the Banco de Crédito e Inversiones, BCI, branch offices all along the country from Monday to Friday, from 9:00 to 14:00.This last mode will be also used for all those shareholders who have not expressly requested a form of payment and for all whose bank accounts have been objected by the bank in a verification process prior to payment. In cases where the check or bank draft have been returned by the post office to DCV Registros S.A., they shall remain under their custody until they are withdrawn or requested by the shareholders.

Newspaper and Publication Date: The publication of the dividend announcement shall be made in the newspaper     El Mercurio de Santiago, on May 7th, 2018.

Type of Entity: Publicly Held Limited Liability Stock Company.

Dividend per share: The dividend per share to be distributed by the Company will be informed later to the shareholders and to the market, once the definitive number of shares that will be entitled to receive the aforementioned dividend is determined. The foregoing, since at this date, the subscription and payment of certain shares corresponding to shareholders or third parties who decided to exercise their pre-emptive subscription rights during the pre-emptive subscription period of 30 days elapsed between February 15th, 2018 and March 16th, 2018 it’s still pending; and there are some shareholders who, despite having exercised their withdrawal right, have not yet claimed the corresponding price.

Declaration: "The information contained in this form is exact and correct, therefore I assume the corresponding legal responsibility”.

SIGNATURE OF THE LEGAL REPRESENTATIVE: __________________________

NAME OF THE LEGAL REPRESENTATIVE:  NICOLA COTUGNO

Enel Chile S.A. - Teléfono (56) 22 353 4400  - Santiago de Chile

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Nicola Cotugno
--------------------------------------------------

Title: Chief Executive Officer

Date: April 26, 2018